UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Amended and Restated Crane Co. Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2007, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 of the financial statements, in 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG-INV-1 and American Institute of Certified Public Accountants Statement of Position No. 94-4-1 for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP
Stamford, CT

July 15, 2008

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

INVESTMENTS, AT FAIR VALUE:
Crane Co. Stock Fund	$73,872,919	$67,971,072
Huttig Stock Fund	391,363	643,294
Jennison Growth Fund Z	36,243,026	33,908,269
Lord Abbett Mid-Cap Value Fund A	18,665,738	18,326,264
American Balanced Fund A	22,600,839	22,001,723
Jennison Small Company Fund Z	9,935,089	9,100,732
MFS Mid-Cap Growth Fund A	—	9,646,729
Templeton Foreign Fund A	24,362,641	15,662,903
Stable Value Fund	75,003,122	66,108,230
Eaton Vance Large Cap Value Fund A	36,859,595	34,042,906
Dryden S&P 500 Index Fund	17,316,165	16,911,113
AIM Capital Development Fund A	12,255,861	389,472
Loan Fund	8,408,989	7,796,715

Total investments	335,915,347	302,509,422

RECEIVABLES:
Company contributions	1,008,903	231,808
Employee contributions and loan payments	868,448	777,816

Total receivables	1,877,351	1,009,624

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	337,792,698	303,519,046
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	293,836	950,489

ASSETS AVAILABLE FOR BENEFITS	$338,086,534	$304,469,535

See Notes to Financial Statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Contributions:
Employee	$20,923,021	$18,887,186
Company	7,619,538	5,825,552

Total contributions	28,542,559	24,712,738
Rollovers and transfers from other plans	6,491,194	1,352,154

Investment income:
Interest	623,224	516,679
Dividends	2,861,082	2,397,698
Net appreciation in fair value of investments	28,379,351	20,628,379

Net investment income	31,863,657	23,542,756

DEDUCTIONS:
Distributions to participants	(32,282,730)	(32,039,575)
Administrative and other expenses	(997,681)	(110,989)

Total deductions	(33,280,411)	(32,150,564)

INCREASE IN ASSETS	33,616,999	17,457,084

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	304,469,535	287,012,451

End of year	$338,086,534	$304,469,535

See Notes to Financial Statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2007 and 2006

1. DESCRIPTION OF THE PLAN

The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information and for description of terms used herein.

A.	General The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B.	Plan Amendments The Plan was amended effective January 1, 1997 designating the portion of the Plan invested in the Crane Co. Stock Fund consisting of (a) Company matching contributions, and (b) participants’ deferred savings contributions that participants have elected to invest in the Crane Co. Stock Fund, as an Employee Stock Ownership Plan, as defined in Section 4975 of the Internal Revenue Code (the “Code”). Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coinciding with or following their date of hire. The Plan was amended and restated effective December 31, 2002. Effective December 22, 2003, an amendment was made to the Plan to allow any participant who has a fully vested interest in the participant’s account to be permitted to direct the Plan as to the investment of all or any portion of the participant’s account balance attributable to Company Stock and allocated to the Company Matching Contribution Stock Fund or the Crane Co. Stock Fund, or any successor fund. The Plan was amended, effective January 1, 2006, to provide a 2% non-matching Company contribution to participants who are not eligible to participate in the Company-sponsored defined benefit pension plan or the ELDEC money purchase pension plan due to the closure of those plans to new participants effective January 1, 2006.

Effective January 1, 2007, the Telequip Corporation and Noble Composites, Inc. 401(K) Plans (the “Merged Plans”) were merged into the Amended and Restated Crane Co. Savings and Investment Plan (“Savings Plan”). The assets in the trusts of the Merged Plans were merged into the trust fund under the Savings Plan following the effective date of the merger. Benefits accrued by participants from and after the effective date of the merger are subject to and in accordance with the provisions of the Savings Plan.

C.	Administration of the Plan The authority to manage, control and interpret the Plan is vested in the Administrative Committee for the Crane Companies’ Savings Plans (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D.	Participation Subject to certain conditions, U.S. employees of Crane Co. whose terms of employment are not subject to a collective bargaining agreement are eligible to participate in the Plan upon completing the enrollment process following their date of hire.

E.	Contributions and Funding Policy Participants may elect to contribute to the Plan from one to twenty-five percent of their annual compensation. The contribution limit for highly compensated employees, defined as those whose earnings equal or exceed $100,000, is limited to ten percent. Participants who have attained age 50 before the close of the Plan year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first six percent of each participant’s deferred savings, which matching contributions are invested in the Crane Co. Stock Fund. In accordance with the Code, participant pretax contributions could not exceed $15,500 in 2007 and $15,000 in 2006. In addition, employees meeting certain eligibility requirements who are not eligible to participate in the Company-sponsored defined benefit pension plan or the ELDEC money purchase pension plan due to the closure of those plans to new participants effective January 1, 2006 will accrue a non-matching Company contribution equal to 2% of the employee’s annual compensation, subject to certain exclusions. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F.	Investments Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in Crane Co. Stock Fund. The Plan currently offers mutual funds, a pooled separate account, a common collective trust and the Company’s stock fund as investment options for participants.

G.	Expenses Certain plan administrative expenses are paid by the Company. Certain fees, to the extent not paid by the Company, are paid by the Plan. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Huttig Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

H.	Participant Accounts Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

I.	Vesting Employee contributions are 100% vested. Vesting for employer contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 year but fewer than 3	40%
3 year but fewer than 4	60%
4 year but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

J.	Forfeited Accounts As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $1,359,268 and $715,745, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2007, there were no forfeited nonvested accounts used to reduce employer contributions. During the year ended December 31, 2006, employer contributions were reduced by $223,166 from forfeited nonvested accounts.

K.	Distributions Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and used to reduce future Company contributions.

L.	Rollovers and Transfers from Other Plans Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

M.	Participant Loans Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as transfers between investment funds and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus two percent. Principal and interest are paid ratably through regular payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.

A.	Basis of Accounting The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

B.	Investment Valuation The Plan’s investments are stated at fair value. Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Stable Value Fund is a common collective trust fund administered by Wells Fargo Bank, N.A. (the “Bank”). The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the replacement cost, and is based on the wrapper contract fees. The crediting rate was 5.09% at December 31, 2007. The average yield earned by the fund for the year ended December 31, 2007 was 5.24%. The Crane Co. Stock Fund and Huttig Stock Fund are valued at the quoted market price of the respective company’s common stock. The S&P 500 Index Fund is a pooled separate account that is administered by Prudential. The units of the pooled separate accounts are stated at fair value as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments. Participant loans are valued at the outstanding loan balance, which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in assets available for benefit is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

C.	Investment Transactions and Income Recognition Investment transactions are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participant’s relative beginning balance.

D.	Payment of Benefits Benefit payments are recorded when paid.

E.	Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

F.	Risks and Uncertainties The Plan utilizes various investment instruments, including mutual funds, common stock a pooled separate account and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

G.	New Accounting Pronouncements In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 is effective for the Plan in 2008. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. The Company is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its assets available for benefits and changes in assets available for benefits for when such statement is adopted.

3.	INVESTMENTS

The Plan’s investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2007 and 2006:

	December 31, 2007		December 31, 2006
	Shares/Units	Fair Value	Shares/Units	Fair Value
Crane Co. Stock Fund*	1,721,979	$73,872,919	1,855,106	$67,971,072
Jennison Growth Fund Z	1,921,687	36,243,026	2,002,851	33,908,269
Lord Abbett Mid-Cap Value Fund A	1,007,869	18,665,738	818,137	18,326,264
American Balanced Fund A	1,169,816	22,600,839	1,156,768	22,001,723
Stable Value Fund**	1,811,111	75,003,122	1,730,722	66,108,230
Eaton Vance Large Cap Value Fund A	1,634,572	36,859,595	1,618,009	34,042,906
Dryden S&P 500 Index Fund	193,566	17,316,165	198,816	16,911,113
Templeton Foreign Fund A	1,945,898	24,362,641	1,148,307	15,662,903

*	Non-participant directed investments represent $59,595,334 and $53,744,461 as of December 31, 2007 and 2006, respectively. Participant directed investments represent $14,277,585 and $14,226,611 as of December 31, 2007 and 2006, respectively.
**	The Stable Value Fund at contract value amounted to $75,296,958 at December 31, 2007.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated in value as follows:

	2007	2006
Mutual Funds	$12,446,938	$12,640,658
Common Collective Trust	3,139,802	2,939,968
Common Stocks	11,831,226	2,736,647
Pooled Separate Account	961,385	2,311,106

	$28,379,351	$20,628,379

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the Crane Co. Stock Fund is considered a nonparticipant-directed investment for the Plan. Information about the net assets and the significant components of the changes in assets relating to this investment are as follows:

	December 31,
	2007	2006
Assets:
Common Stock	$59,595,334	$53,744,461

	Year ended December 31, 2007	Year ended December 31, 2006
Changes in assets:
Contributions	6,515,316	$6,113,928
Dividends	937,341	810,071
Net appreciation	9,375,588	2,337,673
Benefits paid to participants	(694,786)	(645,292)
Transfers to participant-directed investments	(3,450,716)	(4,059,349)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Financial. Prudential Financial is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Balances of these funds at December 31, 2007 and 2006 were $63,494,279 and $59,920,114, respectively. These funds earned net investment income of $5,795,823 and $4,028,264 for the years ended December 31, 2007 and 2006, respectively. Fees incurred for investment management services, if any, were paid by the Plan.

At December 31, 2007 and 2006, the Plan held 1,721,979 and 1,855,106 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $47,339,555 and $46,818,414, respectively, and fair value of $73,872,919 and $67,971,072, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded investment income of $13,220,101 and $4,231,127, respectively, related to its investment in the common stock of Crane Co.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

6.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions hereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) The Prudential Trust Company (“Trustee”) to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. Although the Plan has been amended since receiving the determination letter, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted 2006 participant contributions in the aggregate amount of $499,498 to the Trustee in 2007 later than required by the Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis or otherwise in accordance with applicable correction procedures.

9.	VOLUNTARY COMPLIANCE RESOLUTION

The Company will be filing an application for a compliance statement from the IRS under the Voluntary Compliance Resolution program. The compliance statement will be sought with respect to the correction of certain participant loan arrangements that defaulted in 2006 under applicable regulatory requirements due to late payments and which would be considered deemed distributions if not corrected.

10.	402(g) COMPLIANCE

In 2007, participant deferrals were made in excess of the 2007 limitation on the total dollar amount per participant of such deferrals under Section 402(g) of the Internal Revenue Code (IRC). These amounts were not repaid to the affected participants by April 15, 2008, in accordance with the correction procedures of Section 402(g) of the IRC and the applicable regulations. The Company has elected to self-correct this compliance issue under the Employee Plans Compliance Resolution System (EPCRS), an amnesty program sponsored by the Internal Revenue Service. These excess deferrals will be remitted to the affected participants by December 31, 2008.

Considering the remedial actions taken pursuant to the provisions of the Plan document and the approved EPCRS correction procedures, management believes that these compliance issues will not affect the tax-exempt status of the Plan.

11.	ADP Testing

The Plan passed all required nondiscrimination testing for the 2006 and 2007 plan years, with the exception of the Actual Deferral Percentage (ADP) test for the 2007 plan year. The ADP test is designed to limit the extent to which the elective contributions made on behalf of highly compensated employees may exceed the level of elective contributions made on behalf of non-highly compensated employees. In order to correct and pass the ADP test for the 2007 plan year, federal law generally requires that corrective action be completed no later than December 31, 2008. Accordingly, the corrective distribution of the excess deferrals (plus applicable earnings on those deferrals) will be remitted to the affected highly compensated employees by December 31, 2008.

Considering the remedial actions taken pursuant to the provisions of the Plan document and the IRC, management believes that the failed ADP test will not affect the tax-exempt status of the Plan.

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$338,086,534	$304,469,535
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(293,836)	(950,489)

Net assets available for benefits per the Form 5500, at fair value	$337,792,698	$303,519,046

For the years ended December 31, 2007 and 2006, the following is a reconciliation of the changes in assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Statements of changes in net assets available for benefits:
Less:	$33,616,999	$17,457,084
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	(293,836)	—

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	—	(950,489)

Plus:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	950,489	—

Net income per Form 5500	$34,273,652	$16,506,595

13.	SUBSEQUENT EVENT

Effective June 19, 2008, the Plan changed its trustee and record keeper from Prudential Retirement Services to The Vanguard Group.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H , PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2007

	( b )	( c )	( d )	( e )
( a )	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Crane Co. Stock Fund	Common Stock Fund	$47,339,555	$73,872,919
	Huttig Stock Fund	Common Stock Fund	**	391,363
*	Jennison Growth Fund Z	Registered Investment Co.	**	36,243,026
	Lord Abbett Mid Cap Value Fund A	Registered Investment Co.	**	18,665,738
	American Balanced Fund A	Registered Investment Co.	**	22,600,839
*	Jennison Small Company Fund Z	Registered Investment Co.	**	9,935,089
	MFS Mid-Cap Growth Fund A	Registered Investment Co.	**	—
	Templeton Foreign Fund A	Registered Investment Co.	**	24,362,641
	Stable Value Fund	Common Collective Trust	**	75,003,122
	Eaton Vance Large Cap Value Fund A	Registered Investment Co.	**	36,859,595
*	Dryden S&P 500 Index Fund	Pooled Separate Account	**	17,316,165
	AIM Capital Development Fund A	Registered Investment Co.	**	12,255,861
*	Loans to Various Participants
	Loans have interest rates ranging from 5.00% to 11.50% and mature in 2008 through 2022 (1,268 loans outstanding).			8,408,989

				$335,915,347

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	The Stable Value Fund at contract value amounted to $75,296,958 at December 31, 2007.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2007

( a )	(b)	( c )	( d )	( e )	( f )	( g )	( h )	( i )
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	# of Transactions	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Prudential Investments	Crane Co. Stock*	$9,153,217	—	75	—	$9,153,217	$9,153,217	—
Prudential Investments	Crane Co. Stock*	—	$15,471,051	185	—	$9,898,716	$15,471,051	$5,572,335

*	Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

/s/ Eric C. Fast
Eric C. Fast
On behalf of the Committee

/s/ A. I. duPont
A.I. duPont
On behalf of the Committee

Stamford, CT

July 15, 2008